(212) 701-3412

                                                                    May 23, 2006


                         Re:  Security Capital Assurance Ltd
                              Registration Statement on Form S-1
                              (File No. 333-133066)
                              -----------------------------------

Ladies and Gentlemen:

                  On behalf of Security Capital Assurance Ltd, a Bermuda company (the "COMPANY"), and pursuant to the provisions of the Securities Act of 1933, as amended, we are filing by EDGAR transmission amendment No. 1 to the registration statement on Form S-1 (File No. 333-133066) ("AMENDMENT NO. 1"). The registration statement was initially filed on April 7, 2006 (such initial filing, together with Amendment No. 1, being herein referred to as the "REGISTRATION STATEMENT").

                  In addition, this letter sets forth the responses of the Company to the comments raised by the staff of the Securities and Exchange Commission (the "STAFF") in Jeffrey Riedler's letter dated May 4, 2006 to Mr. Paul S. Giordano. To facilitate your review of Amendment No. 1, this letter keys our responses to your comments and provides the requested supplemental information. Where practicable, we have specifically identified the places where changes were made in Amendment No. 1.

                  To expedite your review, we have enclosed with the by-hand copy of this letter five copies of Amendment No. 1, marked against the initial filing of the Registration Statement.

FORM S-1

GENERAL

         1. COMMENT: Please provide us proofs of all graphic, visual, or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note we may have comments regarding these materials.

                  RESPONSE: The Company respectfully submits that at this time there will be no graphic, visual or photographic information contained in the printed prospectus.

         2. COMMENT: Please note that when you file a pre-effective amendment containing pricing related information, we may have additional comments. As you are likely aware, you must file this amendment prior to circulating the prospectus.

                  RESPONSE: The Company respectfully notes the Staff's comment. The Company expects that the next amendment to the Registration Statement, aside from a currently contemplated exhibit-only amendment, will contain pricing-related information.

         3. COMMENT: Please note that when you file a pre-effective amendment that includes your price range, it must be bona fide. We interpret this to mean your range may not exceed $2 if you price below $20 and 10% if you price above $20.

                  RESPONSE: The Company respectfully notes the Staff's comment.

COVER PAGE

         4. COMMENT: Please revise the statement that you intend to list the common shares on the New York Stock Exchange. You may state that you have applied for listing, if accurate. Otherwise, you may state that you intend to apply for listing on the New York Stock Exchange.

                  RESPONSE: In response to the above comment, the Company has revised the disclosure in the Registration Statement. Please see the cover page.

PROSPECTUS SUMMARY, PAGE

         5. COMMENT: Please revise your summary to present a more balanced view of your business. For example:

         o Balance the discussion of your strengths and strategy by presenting an equally prominent discussion of your weaknesses and obstacles you must overcome in order to implement your strategy.

         o Balance the presentation of your total premiums by also presenting net premiums, and expenses and net income.

                  RESPONSE: In response to the above comment, the Company has revised the disclosure in the Registration Statement. Please see "Prospectus Summary--Our Company--Overview" and "Prospectus Summary--Our Company--Challenges."

         6. COMMENT: Please provide a brief description of the Moody's, S&P and Fitch ratings the first time they are presented. You should state that each rating is the best of ___ ratings. Additionally, state here that the ratings are designed to reflect your ability to meet obligations to policy and contract holders and are not evaluations directed to the protection of investors in common shares.

                  RESPONSE: In response to the above comment, the Company has revised the disclosure in the Registration Statement. Please see "Prospectus Summary--Our Company--Overview."

         7. COMMENT: Please explain what "in-force book of business" and "combined net par" are.

                  RESPONSE: In response to the above comment, the Company has revised the disclosure in the Registration Statement. Please see "Prospectus Summary--Our Company--Overview" on page 1 and "Prospectus Summary--Our Company--Competitive Strengths."

SUMMARY COMBINED FINANCIAL INFORMATION, PAGE 6

         8. COMMENT: Your filing includes disclosure of a non-GAAP financial measure, Adjusted Gross Premiums, which equals the sum of: (i) upfront premiums written in such period, (ii) current installment premiums due on business written in such period and (iii) expected future installment premiums discounted at 7% on business written during such period. As this measure appears to include premiums that have yet to be written, the description does not appear to accurately describe the measure as computed. In addition, it does not appear appropriate to combine premiums that you expect to be written with premiums that have already been written. Please remove the disclosure of this non-GAAP financial measure from your filing or explain how the disclosure of this non-GAAP measure complies with Item 10 (e) of Regulation S-K.

                  RESPONSE: The Company believes that Adjusted Gross Premium is an appropriate measure of financial performance and that the presentation in this Amendment No. 1 is in accordance with
                  Item 10(e) of Regulation S-K. The Company hereby confirms that Adjusted Gross Premium includes expected future installment premiums only on contracts that have incepted and then remain in force, and for which there is a binding obligation on the part of the insured to pay future installments. The Company believes that it is of critical importance to include in its MD&A discussion a full and complete discussion of its business production. The Company believes this discussion is critical so that investors can have information that will allow them to assess the earnings potential of the Company. The Company evaluates the performance of and manages its business to produce an underwriting profit. In addition to presenting gross premiums written, the Company believes that showing Adjusted Gross Premium enables investors and other users of the Company's financial information to analyze the Company's performance in a manner similar to how management of the Company analyzes performance. In this regard, the Company believes that providing only a U.S. GAAP presentation of gross written premium makes it more difficult for users of the Company's financial information to evaluate the Company's underlying business. The Company believes that analysts, investors and rating agencies who follow the Company and its subsidiaries, as well as other monolines include these items in their analyses for the same reasons, and they request that the Company and its Subsidiaries and other monolines provide this non-GAAP financial information on a regular basis. The Company notes that it has identified Adjusted Gross Premium as a non-GAAP financial measure and provided (where applicable) a reconciliation to the most directly comparable GAAP financial measure: total premiums written. The Company has provided additional disclosure in the Registration Statement in response to the Staff's comment in Note 3 under "Prospectus Summary -- Summary Combined Financial Information."

RISK FACTORS, PAGE 8

         9. COMMENT: It is not appropriate to refer to additional risks that are not described in the risk factor discussion. Please delete the following sentences in the introductory paragraph:
                  "The risks and uncertainties described below are not the only ones we or our investors may face. However, these are the risks our management currently believes are material. Additional risks not presently known to us or that we currently deem immaterial may also adversely impact our business or results of operations and/or the value of our common shares."

                  RESPONSE: In response to the above comment, the Company has revised the disclosure in the Registration Statement. Please see "Risk Factors."

A DOWNGRADE OF OUR FINANCIAL STRENGTH OR FINANCIAL ENHANCEMENT RATING. . . , PAGE 8

         10. COMMENT: If your company or one of your reinsurers is currently being considered for a financial strength rating downgrade, please disclose that fact in this risk factor or in "A downgrade of the financial strength or financial enhancement ratings of any of our reinsurers ..." on page 9, as applicable.

                  RESPONSE: In response to the Staff's comment, the Company has revised the disclosure in the Registration Statement. Please see "Risk Factors--Risks Related to Our Company--A downgrade of the financial strength or financial enhancement ratings of any of our reinsurers, or a change in the treatment by the rating agencies of the reinsurance provided to us by XLI, would impact the value of the reinsurance that any such reinsurer provides to us and, therefore, could adversely affect us."

THE SIZE OF OUR CAPITAL BASE MAY ADVERSELY AFFECT OUR ABILITY TO GROW . . . , PAGE 10

         11. COMMENT: Please define "capital base." Also, state the size of your capital base and that of your principal competitors.

                  RESPONSE: In response to the above comment, the Company has revised the disclosure in the Registration Statement. Please see "Risk Factors--Risks Related to Our Company--The size of our capital base may adversely affect our ability to grow our business and execute our business strategy."

SOME OF OUR DIRECT FINANCIAL GUARANTY PRODUCTS MAY BE RISKIER . . . , PAGE 10

         12. COMMENT: Please quantify what portion of your revenues and in-force book of business consists of credit derivatives.

                  RESPONSE: In response to the above comment, the Company has revised the disclosure in the Registration Statement. Please see "Risk Factors--Risks Related to Our Company--Some of our direct financial guaranty products may be riskier than traditional financial guaranty insurance, principally because these less traditional products may require us to make payments of the full guarantied amount earlier than, or upon the occurrence of events not covered by, traditional products."

OUR ABILITY TO IMPLEMENT, FOR THE FISCAL YEAR ENDED DECEMBER 31, 2007, PAGE 11

         13. COMMENT: As currently worded, this risk factor could apply to any public company. If you keep it in your document, please revise it so it is specific to your situation. For example, are you aware of any reasons why you believe you may not be able to complete the procedures, certification and attestation requirements?

                  RESPONSE: In response to the above comment, the Company has revised the disclosure in the Registration Statement. Please see "Risk Factors--Risks Related to Our Company--Our ability to implement, for the fiscal year ended December 31, 2007, the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 in a timely and satisfactory manner could cause the price of our common shares to fall."

OUR NET INCOME MAY BE VOLATILE BECAUSE A SIGNIFICANT.  .  .  , PAGE 14

         14. COMMENT: Please quantify the effect your derivatives have had on net income for the past two completed fiscal years.

                  RESPONSE: In response to the above comment, the Company has revised the disclosure in the Registration Statement. Please see "Risk Factors--Risks Related to Our Company--Our net income may be volatile because a significant portion of the credit risk the Company assumes must be accounted for as credit derivatives under FAS 133, as amended by FAS 149, which requires that these instruments be marked to market quarterly."

LEGISLATIVE AND REGULATORY CHANGES AND INTERPRETATIONS COULD HARM OUR BUSINESS, PAGE 15

         15. COMMENT: Please state whether any laws are currently being contemplated that would materially affect your business. Also, provide similar disclosure in "Changes in U.S. tax law might adversely affect an investment in our shares" on page 21.

                  RESPONSE: In response to the above comment, the Company has revised the disclosure in the Registration Statement. Please see "Risk Factors--Risks Related to Our Company--Legislative and regulatory changes and interpretations could harm our business" and "Risk Factors--Risk Related to Taxation--Changes in U.S. tax law might adversely affect an investment in our shares."

OUR HISTORICAL COMBINED FINANCIAL INFORMATION.  .  .  , PAGE 15

         16. COMMENT: Please identify which categories of expenses were previously allocated. Also, state whether the difference between the allocated expenses and your estimate as to what the expenses would have been if the company had been a stand-alone entity is material.

                  RESPONSE: In response to the above comment, the Company has revised the disclosure in the Registration Statement and has added a section entitled "Pro Forma Financial Information." Please see "Risk Factors - Risks Related to Our Historical Ownership by XL Capital As Well As Our Post-Offering Relationships with XL Capital -- Our historical combined financial information is not necessarily representative of the results we would have achieved as a stand-alone, public company and may not be a reliable indicator of our future results" and "Pro Forma Financial Information."

         17. COMMENT: We note from the third bullet point that some reinsurance arrangements previously provided by XL Capital "will be cancelled or restructured." Please quantify your total exposure that you will be re-assuming. To the extent you can estimate the impact on your cost of capital and cost of reinsurance, then include this information.

                  RESPONSE: The Company notes the Staff's comment. The Company has since determined that no reinsurance agreements that protect the Company's book of business will be cancelled and the Company has therefore amended the S-1 by deleting the words "cancelled or" at the end of the third line of the third bullet. As such, the Company will not reassume any exposure (other than the exposure reassumed through the formation transactions as more fully described under "Formation Transactions") and the impact of restructuring these reinsurance agreements on the Company's cost of capital and cost of reinsurance will not be material. Please see "Risk Factors--Risks Related to Our Historical Ownership by XL Capital As Well As Our Post-Offering Relationships with XL Capital--Our historical combined financial information is not necessarily representative of the results we would have achieved as a stand-alone, public company and may not be a reliable indicator of our future results" and "Pro Forma Financial Information."

         18. COMMENT: Please quantify the revenues associated with all agreements that have change-of-control provisions, as discussed in the fifth bullet point. Also, since XL Capital will own 65% of your common stock after this offering, disclose whether any of the change-of-control provisions will be triggered. Finally, disclose whether there are currently any future transactions being contemplated in which XL Capital would end up with less than a controlling interest.

                  RESPONSE: In response to the above comment, the Company has revised the disclosure in the Registration Statement. Please see "Risk Factors--Risks Related to Our Historical Ownership by XL Capital As Well As Our Post-Offering Relationships with XL Capital--Our historical combined financial information is not necessarily representative of the results we would have achieved as a stand-alone, public company and may not be a reliable indicator of our future results."

                  In addition, the Company and XL Capital Ltd ("XL Capital") respectfully note, as discussed by telephone with Frank Wyman on May 17, 2006, that in the last sentence of comment number 18, it is implied that XL Capital will retain a "controlling interest" in the Company following the initial public offering. As disclosed on pages 17 and 114 of the original Registration Statement (which language remains in the same places in Amendment No. 1), although after this offering XL Capital will beneficially own approximately 60 to 65% of the Company's outstanding common shares, the restrictions set out in the documents governing XL Capital shareholder rights include significant restrictions to XL Capital's ability to exercise control. Accordingly, XL Capital is seeking confirmation that the Staff concurs with XL Capital's position that after consummation of this offering, XL Capital will be required, under GAAP, to equity account for its investment in the Company. Please see Exhibit A to this letter.

OUR FINANCIAL STRENGTH OR FINANCIAL ENHANCEMENT RATINGS MAY BE.  .  .  , PAGE 17

         19. COMMENT: If XL Capital is currently being considered for a financial strength rating downgrade, please disclose that fact in this risk factor.

                  RESPONSE: The Company has been advised by XL Capital that neither XL Capital nor any of its subsidiaries is currently being considered for a financial strength rating downgrade by any applicable rating agencies. If this changes prior to effectiveness of the Registration Statement, the disclosure will be appropriately amended.

CONFLICTS MAY ARISE BETWEEN US AND XL CAPITAL THAT COULD BE RESOLVED IN A MANNER UNFAVORABLE TO US OR INVESTORS IN OUR SECURITIES, PAGE 18

         20. COMMENT: Your directors owe a fiduciary duty to you and your shareholders. Please tell us why you believe it is appropriate to include a provision waiving shareholders rights to raise claims alleging conflicts of interest.

                  RESPONSE: The Company acknowledges that its directors owe a fiduciary duty to the Company and to its shareholders. Under the Bermuda Companies Act of 1981, each director of the Company has the duty to "act honestly and in good faith with a view to the interest of the Company" and to "exercise the care, diligence and skill that a reasonable, prudent person would exercise in comparable circumstances." This duty is described in the Registration Statement under "Description of Share Capital--Differences in Corporate Law--Duties of Directors." The Company advises the Staff supplementally that
                  Section 18 of the Company's Bye-Laws as described under "Description of Share Capital--Bye-laws--Corporate Opportunities" (attached as an Exhibit to Amendment No. 1 to the Registration Statement) does not constitute a waiver of the fiduciary duties of directors under Bermuda law. The purpose of Section 18 of the Company's Bye-laws, in the context of a public company with a significant shareholder in a related business, is to provide, for all relevant constituencies, greater certainty and ground rules governing the allocation and treatment of corporate opportunities that may come to the attention of the Company's directors, including those Company directors that may also serve as directors of XL Capital Ltd or any of its consolidated subsidiaries. In addition, the Company respectfully submits that the provisions of Section 18 of the Company's Bye-laws (and the related disclosures in the Registration Statement) are consistent with the corresponding provisions of the organizational documents and related disclosures in the IPO offering documentation of companies that have had initial public offerings where a parent company retains a significant economic ownership and is in a related business, including Genworth Financial Inc. and Travelers Property Casualty Corp. In the initial public offering of Genworth Financial (Reg. No. 333-112009, dated May 28, 2004), Genworth had a very similar provision in its Delaware charter, which is described on pages 283-284 of its Registration Statement, as well as a related risk factor on page 42 of that Registration Statement. Similarly, the Travelers-Aetna Property Casualty Corp., April 22, 1996 Registration Statement (Reg. No. 333-2254) contains a similar provision which is disclosed on pages 115-117 of that Registration Statement and a related risk factor on pages 17-20 of that Registration Statement.

         21. COMMENT: Do you have policies or procedures in place to address or minimize these potential conflicts of interest?

                  RESPONSE: The Company has the policies and procedures described in Section 18 of the Company's Bye-laws. In addition, as disclosed in the Registration Statement, the Company has applied to list its common stock on the New York Stock Exchange. Under applicable rules of the New York Stock Exchange, the Company must, therefore, adopt a code of business conduct and ethics that addresses, among other policies, conflict of interest, and that policy must be available on its website. It is also expected that upon consummation of the offering, the Board of Directors will adopt customary policies and procedures with respect to a variety of matters, including conflict of interest.

U.S. TAX-EXEMPT ENTITIES MAY RECOGNIZE UNRELATED BUSINESS TAXABLE INCOME, PAGE
21

         22. COMMENT: Please revise to describe the potential tax consequences of applying CFC and RPII rules. It is not sufficient to provide a cross reference to other sections of the registration statement.

                  RESPONSE: In response to the above comment, the Company has revised the disclosure in the Registration Statement. Please see "Risk Factors--Risks Related to Taxation--U.S. tax-exempt entities may recognize unrelated business taxable income."

BECAUSE WE ARE A HOLDING COMPANY.  .  .  , PAGE 22

         23. COMMENT: To the extent that any of your subsidiaries are restricted from paying dividends, lending or advancing funds to you by current contracts, disclose this information and describe the restriction(s).

                  RESPONSE: In response to the above comment, the Company has revised the disclosure in the Registration Statement. Please see "Risk Factors--Risks Related to this Offering and Ownership of Our Common Shares--Because we are a holding company and substantially all of our operations are conducted by our subsidiaries, our ability to meet any on-going cash requirements, including any debt service payments or other expenses, and to pay dividends on our common shares in the future will depend on our ability to obtain cash dividends or other cash payments or obtain loans from our subsidiaries, which are regulated insurance companies that depend upon ratings from independent rating agencies. Our subsidiaries' ability to pay dividends, or make loans, to us is consequently limited by regulatory and rating agency constraints."

         24. COMMENT: Under the test governing the amount if dividends XLCA can pay you in any given year under New York law, disclose how much they can pay you given their current financial condition. Similarly, disclose the amount of dividents XLFA could pay you and maintain their compliance with Bermuda law.

                  RESPONSE: In response to the above comment, the Company has revised the disclosure in the Registration Statement. Please see "Risk Factors--Risks Related to this Offering and Ownership of Our Common Shares--Because we are a holding company and substantially all of our operations are conducted by our subsidiaries, our ability to meet any on-going cash requirements, including any debt service payments or other expenses, and to pay dividends on our common shares in the future will depend on our ability to obtain cash dividends or other cash payments or obtain loans from our subsidiaries, which are regulated insurance companies that depend upon ratings from independent rating agencies. Our subsidiaries' ability to pay dividends, or make loans, to us is consequently limited by regulatory and rating agency constraints."

THERE ARE PROVISIONS IN OUR BYE-LAWS THAT MAY RESTRICT YOUR ABILITY. . . , PAGE
24

         25. COMMENT: We note your statement on page 26 that your common shares will be freely transferable as long as your shares are listed on the New York Stock Exchange. If accurate, please revise this risk factor to clarify that it only applies if your shares cease to be listed on the New York Stock Exchange. Additionally, revise to disclose the effects these provisions will have on liquidity.

                  RESPONSE: In response to the above comment, the Company has revised the disclosure in the Registration Statement. Please see "Risk Factors--Risks Related to this Offering and Ownership of Our Common Shares--There are provisions in our Bye-laws that may restrict your ability to transfer common shares and, therefore, may affect the liquidity of your shares."

PROVISIONS IN OUR BYE-LAWS COULD IMPEDE AN ATTEMPT TO REPLACE.  .  .  , PAGE 25

         26. COMMENT: Please add to the risk factor and its heading that the provisions discussed could also impede a shareholder's attempt to change the direction of the company.

                  RESPONSE: In response to the above comment, the Company has revised the disclosure in the Registration Statement. Please see "Risk Factors--Risks Related to this Offering and Ownership of Our Common Shares--Provisions in our Bye-laws could impede an attempt to replace or remove our directors or change the direction or policies of the Company, which could diminish the value of our common shares."

FORMATION TRANSACTIONS, PAGE 29

         27. COMMENT: Please file as exhibits the agreements discussed in this section.

                  RESPONSE: The Company notes the above comment. To the extent such agreements are not filed as exhibits to this Amendment No. 1, the Company expects to file them with Amendment No. 2, and, in any event, prior to requesting acceleration of effectiveness of the Registration Statement.

         28. COMMENT: Please describe which "general corporate purposes" you plan to use the proceeds from this offering for. State an approximate dollar amount for each.

                  RESPONSE: In response to the above comment, the Company has revised the disclosure in the Registration Statement. The Company advises, however, that it cannot at this time quantify the approximate dollar amounts for each use. Please see "Use of Proceeds."

DIVIDEND POLICY, PAGE 31

         29. COMMENT: Please disclose the amount your subsidiaries currently have available to pay dividends to you.

                  RESPONSE: In response to the above comment, the Company has revised the disclosure in the Registration Statement. Please see "Dividend Policy."

CAPITALIZATION.  PAGE 32

         30. COMMENT: Please disclose the impact of your planned formation transactions on the presentation in the pro forma capitalization table.

                  RESPONSE: In response to the Staff's comment, the Company has revised the disclosure in the Registration Statement. Please see "Capitalization."


MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS CRITICAL ACCOUNTING POLICIES AND ESTIMATES, PAGE 37

         31. COMMENT: This disclosure could be improved to provide investors with a fuller understanding of the uncertainties in applying critical accounting estimates and the likelihood that materially different amounts would be reported under different conditions or using different assumptions. Include quantification of the related variability in operating results that you expect to be reasonably likely to occur. For all critical accounting estimates, including specific disclosures that are discussed in the comments below, please disclose the uncertainties in applying these accounting policies, the historical accuracy of these accounting estimates, a quantification of their sensitivity to changes in key assumptions and the expected likelihood of material changes in the future.

                  RESPONSE: Regarding the Staff's comment to disclose the historical accuracy of the Company's accounting estimates, differences between estimates and actual amounts recorded for all of the Company's Critical Accounting Policies and Estimates have not been material to the Company's results of operations or financial position for any of the periods presented.

                  The Company has revised the disclosure in the Registration Statement to address the Staff's comment as considered appropriate. Please see "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Critical Accounting Policies and Estimates--Reserves for Losses and Loss Adjustment Expenses."

RESERVES FOR LOSSES AND LOSS ADJUSTMENT EXPENSES, PAGE 37

         32. COMMENT: We believe that disclosure of your reserve methodology and related key assumptions could be improved. Please disclose the following information for each of your lines of business.

         o It appears that your unallocated loss reserve represents the estimated ultimate liability less cumulative paid claims and outstanding case reserves. Clarify your methodology, integrating how you calculate case basis reserves and unallocated loss reserves with your calculation of ultimate losses.

         o For case basis reserves and unallocated loss reserves, specify whether you calculate a range around your loss reserve or use point estimates. If the former, disclose the range of loss reserve estimates as determined by your actuaries. Discuss the key assumptions used to arrive at management's best estimate of loss reserves within that range and what specific factors led management to believe this amount rather than any other amount within the range represented the best estimate of incurred losses.

         o      If you use point estimates, provide the following disclosures:

                      o The various methods considered and the method that was selected to calculate the reserves- If multiple point estimates are generated, include the range of these point estimates. Include a discussion of why the method selected was more appropriate over the other methods.

                      o How management determined the most appropriate point estimate and why the other point estimates were not chosen.

                      o If the company adjusts the point estimate in establishing recorded reserves, the nature and amount of such adjustments for each period presented.

         o Recorded loss reserves generally include a provision for uncertainty, which is intended to capture the uncertainty in measuring all the factors inherent in the loss reserving process. Such a provision for uncertainty may be explicit (i.e. represented by the excess of recorded reserves over actuarial indications) or implicit in the assumption setting process. Please describe and quantify your provision for uncertainty for each period presented.

                  RESPONSE: In response to the Staff's comment, the Company has revised the disclosure in the Registration Statement to address the Staff's comment as considered appropriate. Please see "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Critical Accounting Policies and Estimates--Reserves for Losses and Loss Adjustment Expenses."

                  With respect to the last bullet point of the Staff's comment, the Company's reserves do not include an explicit provision for uncertainty or adverse deviation.

         33. COMMENT: You establish case basis reserves when you determine that a claim is probable and that the amount of loss can be reasonable estimated. Please provide a more specific description of this process, including the types of credit events that have occurred, the key information used in your analysis, actuarial methods and key assumptions. Describe how you determine probability and the types of information you require to estimate the amount of loss. In addition, provide the following information.

         o You state that gross case basis reserves of $65.3 million at December 31, 2005 primarily relate to two insured structured finance transactions and that reinsurance reduces your exposure related to these transactions to $13.4 million on a net basis. Expand your description of these two transactions and the related reinsurance to describe the terms of these structured finance transactions, the risks that served as the basis for the $65.3 million reserve and the terms of the reinsurance that allowed you to cede $51.9 million of this exposure. Reconcile your case basis reserve with the "Lost List" net par outstanding of $338.9 million.

         o Disclose the discount rate used and the amount of discount for each period presented.

         o You state that in establishing case reserves you consider creditworthiness of the underlying issuer. We note that approximately $21.4 billion of net par outstanding was rated BBB or lower at December 31, 2005. Describe the factors that you considered in recording reserves for this category of net par outstanding. Describe the factors that you consider in evaluating when a ratings action warrants a reserve adjustment. Address reserve strengthening in response to a ratings downgrade and reserve releases in response to a ratings upgrade. Summarize reserve adjustments by type of rating agency action for each period presented.

         o You state that in establishing case reserves you consider the market value of assets that collateralize the insured obligation. Tell us the amount of collateral for net par outstanding by S&P rating category and for each category of closely monitored credit.

         o You state on page F-10 that case basis reserves are reduced by future installment premiums expected to be collected. Explain the method and key assumptions used to determine this estimate and quantify amount recorded for each period presented. Link this discussion to your disclosure of the fair value of installment premiums in Note 15.

                  RESPONSE: Please see the revised disclosure in the Registration Statement in "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Critical Accounting Policies and Estimates - Reserves for Losses and Loss Adjusted Expenses" which address the Staff's comments above, except as discussed below:

                  The disclosures requested by the Staff were inserted into Amendment No. 1 as indicated above, however, no distinction was made in the Company's disclosure to discuss individual lines of business, because no distinction is made by line of business by the Company in establishing its loss reserves.

                  The Company does not tranche its in-force insured portfolio by rating category and establish unallocated reserves based on such categories. The Company's unallocated reserve is based on an ultimate expected loss ratio for the entire in-force insured portfolio in the aggregate. This ultimate expected loss ratio was qualitatively selected considering the Company's historical loss experience, the industries' historical loss experience, the mix of business comprising the in-force business of the industry, and the mix of the Company's in-force business. The appropriateness of the Company's selected ultimate expected loss ratio is periodically reviewed to determine whether management still believes it to be its best estimate of its ultimate expected losses.

                  In addition, the Company does not establish case basis reserves on individual insured obligations based solely on rating agency shadow ratings. While a rating agency shadow rating of a particular insured obligation may be indicative of the financial strength of an issuer or the sufficiency of any other source of debt service for an insured obligation, the Company's analysis to determine whether a case basis reserve provision is required focuses on the Company's evaluation of the expected performance of the assets (or other source of cash flows) supporting the debt service on insured obligations, and not solely the views of the rating agencies. The process of establishing case basis reserves begins with the Company's surveillance department. As discussed in the Registration Statement, the activities of the Company's surveillance department are integral to the identification of specific credits that have experienced deterioration in credit quality and to the assessment of whether losses on such credits are probable, as well as any estimate of such loss.

                  Accordingly, the Company has respectfully not revised the disclosure in the Registration Statement as requested by the Staff as such matters do not reflect the way the Company conducts its business, including with respect to reserves.

                  The Company believes that amount of collateral available to support an insured debt obligation is only relevant to the related individual debt obligation, as such collateral is not available to support other credits within the subject categories referenced in the Staff's comment. The Company believes that disclosure of the amount of collateral that pertains to each S&P rating category and each category of closely monitored credits is not meaningful to investors because it may obscure the fact that within the category some transactions may have relatively more collateral support relative to exposure outstanding than others. In addition, while collateral is important tangible support available in mitigating any loss on a specific credit it does not capture the other elements of loss mitigation available to the Company's surveillance department.

         34. COMMENT: In calculating your unallocated loss reserve, you select an initial expected loss ratio and an expected loss emergence pattern. Please provide a more specific description and quantification of this process, including how you evaluate credit risk, utilize third party data (e.g. rating agencies assessment of credit quality) and how you select the initial loss ratio and loss emergence pattern. Discuss as appropriate any alternative models considered, the strengths and weaknesses of each model, the key assumptions implicit in these models and the basis for final model selection. Link your discussion of these models to those used in your pricing process.

                  RESPONSE: The Company's unallocated reserve setting process is based on the Bornhuetter-Ferguson technique, which is well-established in actuarial literature for insurance loss reserving. Based on the nature of the Company's business, the Company considered the application of the Bornhuetter-Ferguson methodology to be appropriate and no other model was considered in lieu of this approach. The Bornhuetter-Ferguson actuarial technique requires the selection of an expected ultimate loss ratio and an expected pattern of future loss payments. The selected ultimate expected loss ratio is applied to the earned premium on a given cohort of policies (guaranties) written during a particular year. As time progresses and exposure to loss on the cohort of policies decreases, the established expected ultimate loss reserve is decreased in accordance with the assumed pattern through which losses are expected to occur. The expected pattern of losses is calculated for each year's cohort of policies based on the par amortization patterns of the underlying insured debt. The individual par amortization patterns of debt vary, of course, based on the type of the debt and its related terms (asset-backed securities, structured single risk, municipal, amortizing, non-amortizing, etc.). A given year's amortization pattern is a weighted combination of those patterns, with the weightings derived from the amount of notional or par of each type of insured obligation comprising that underwriting year's in-force business.

                  The expected loss ratio applied to a given underwriting year's policies is qualitatively determined based on an annual study in which we compare the Company's own loss experience with the loss experience of several major competitors, as reported in their GAAP financial statements and statutory filings. In addition, the Company considers the composition of its in-force business, as compared to that of the aforementioned competitors. To date, the Company has selected its expected ultimate loss ratio at slightly higher levels than its major competitors' loss ratios because: (i) the composition of the Company's in-force business has historically been more heavily weighted in structured finance transactions (which are generally considered more risky than public finance transactions) as compared to the in-force business of the Company's competitors, and (ii) the Company's book of business is relatively less mature, as compared to others in the industry.

                  Loss information used in the Company's pricing model is consistent with that derived from its unallocated reserve model discussed above.

         35. COMMENT: Subsequently, you adjust or "realign" the initial expected loss ratio and loss emergence pattern based on your actual loss experience. Please expand your disclosure to describe more specifically the factors, such as macro economic trends or events, that caused your actual loss experience to vary from initial assumptions for each period presented. Quantify the impact of such realignments for each period presented if material.

                  RESPONSE: In response to the above comment, the Company has revised the disclosure in the Registration Statement. Please see "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Critical Accounting Policies and Estimates--Reserves for Losses and Loss Adjustment Expenses."

         36. COMMENT: You disclose the sensitivity of your gross unallocated reserves to changes in claim frequency and severity using a 5-10% range that you state is reasonably possible. However, we note that you do not appear to have recorded changes in prior year reserve estimates. Please describe your basis for determining that such a 5-10% range was reasonably possible, citing your own loss experience as well as relevant industry data. Explain the difference between a "reasonably possible" and a "reasonably likely" change. Refer to Interpretative Guidance Releases 33-8350 and 34-48960 issued on December 29, 2003.

                  RESPONSE: In response to the Staff's comment, the Company has revised the disclosure in the Registration Statement. Please see "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Critical Accounting Policies and Estimates--Reserves for Losses and Loss Adjustment Expenses."

         37. COMMENT: We note that your liability for losses and loss adjustment expenses net of reinsurance was $78.2 million at December 31, 2005, as compared to net par exposure of $81.9 billion, which is comprised of $80.6 billion of fundamentally sound normal risk and $1.3 billion of closely monitored credits. Please explain in greater detail the basis for your conclusion that your current reserve methodology adequately provides for expected ultimate losses arising from your net par outstanding portfolio. Discuss and quantify default risk by asset and geographic sector within your net par outstanding and the related impact on your reserve estimates. Your response should consider, but not be limited to, the following information.

         o Exposure characteristics considered in your pricing process and monitored by your surveillance department.

         o      Exposure limits by sector and asset class.

         o Types of collateral by sector and asset class in your financial guaranty portfolio that you have determined to be appropriate for underwriting purposes.

         o Factors considered in your adjustment of initial loss ratios and realignment of expected loss emergence patterns.

         o Factors considered in monitoring of higher risk sectors in your outstanding par portfolio and recording reserves for the closely monitored credit categories.

         o Industry level default experience by sector and asset class covering periods that include multiple economic cycles.

         o Information provided by third parties, such as loss severity information provided by S&P.

                  RESPONSE: In response to the Staff's comment, the Company has amended the disclosure in the Registration Statement to explain in greater detail the basis of its conclusion that its unallocated reserves and case basis reserves adequately provide for its expected ultimate losses. Please see "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Critical Accounting Policies and Estimates -- Reserves for Losses and Loss Adjustment Expenses." The following discussion separately addresses unallocated reserves and case basis reserves.

                  UNALLOCATED RESERVES

                  The Company notes that, historically, relative to net insured par outstanding, unallocated reserves for substantially all the monoline financial guaranty insurance companies that comprise the Company's industry have ranged anywhere from less than a basis point up to approximately 8.0 basis points. The Company also notes that, but for the relative composition of in-force business (or the relative concentrations of exposure to various bond sectors), the attributes of the majority of the business underwritten in the industry are very similar.

                  As previously discussed, the Company's unallocated reserves are established based on an expected ultimate loss ratio at slightly higher levels than its major competitors' loss ratios because: (i) the composition of its in-force business has historically been more heavily weighted in structured finance transactions (which are generally considered to have a higher risk of default than public finance transactions) as compared to the in-force business of its competitors, and (ii) the Company's book of business is relatively less mature, as compared to others in the industry.

                  Except for considering the fact that default risk associated with the broad category of structured finance obligations is generally higher than that of the broad category of public finance transactions, the Company notes that it does not give consideration to default risk by asset and geographic sector within its net par outstanding when selecting its expected ultimate loss ratio in connection with the determination of its unallocated reserves. In addition, the Company notes that given the Company's limited history to date, the other information suggested by the Staff that the Company was asked to consider in its response has not been of relevance in its process of establishing unallocated reserves.

                  Accordingly, the Company believes its current unallocated reserve methodology adequately provides for expected ultimate losses arising from its net insured par outstanding for the following reasons:

         o The Company's selected ultimate expected loss ratio was qualitatively derived from cumulative historical industry loss experience, considering the Company's actual cumulative loss experience, as well as the historical broad mix of its in-force business, as compared to that of the industry, and its limited loss experience, and

         o The Company believes the attributes described above provide a reliable basis for considering the industry experience as being indicative of its loss experience.

                  CASE BASIS RESERVES

                  All of the insured transactions on the Company's surveillance department "loss list" are collateral-dependent structured finance transactions. In each case the Company's assessment of whether a loss is probable and its estimated loss provision has been based on an evaluation of the underlying collateral support for the debt service on the insured obligation. Two of the transactions on the loss list comprise substantially all of the Company's carried case reserves as of March 31, 2006. With respect to both of these insured deals the Company has built models to project cash flows from the underlying collateral (or source of debt service) and has engaged independent consultants specializing in such collateral assets to advise the Company with respect to appropriate assumptions underlying its cash flow projections and cash flow modeling techniques. Each quarter the Company updates the assumptions underlying these cash flow projection models based on the advice of the aforementioned consultants.

                  Accordingly, the case basis reserves discussed above represent management's best estimate of its expected ultimate loss on such transaction as of all the dates presented in the filing.

         38. COMMENT: You disclose that loss assumptions are updated periodically for emerging experience and any resulting changes are recorded in the period such estimates are changed. Also, you disclose on page 52 that in 2005 the expected risk expiration of your in-force book of business was updated, resulting in favorable loss reserve development, and you disclose on page F-30 that you recorded an additional provision for loss related to the insured project financing in 2005 for adverse development. However, your summary of activity in the liability for losses and loss adjustment expenses, and your schedule in Note 12, shows no impact from changes in prior year reserve estimates. Please explain this apparent inconsistency. Include a discussion and quantification of subsequent changes in initial reserve assumptions (e.g. expected loss ratio and loss emergence pattern) for each period presented.

                  RESPONSE: Regarding the Staff's comment concerning the fact that the Company has not recorded changes in prior year loss development, the Company is of the opinion that the notion of development on insured events of prior years is not as meaningful to financial guaranty insurers as it is for property and casualty insurers. In property and casualty insurance, reserves are estimated for a particular underwriting year for events that have already occurred, whereas in financial guaranty insurance, reserves are estimated for a particular underwriting year based on estimates of losses arising from events that continue to affect the value of underlying collateral until such time as a claim is paid and the collateral is liquidated and paid to the insurer as salvage. Accordingly, the Company believes that it would not be appropriate for the Company to characterize revisions in loss estimates as prior period development, except in the case of specific reserves for known defaults which develop as a result of new information regarding expected recovery rates. The Company believes that all changes in its reserve estimates are made to reflect conditions and events that have occurred in the current period. The Company therefore treats all reserve provisions as current period reserves. Please note, however, that the Company recognizes the importance of disclosure concerning all changes in its case and unallocated reserves and has done so in the Combined Financial Statements and Management's Discussion and Analysis of Financial Condition and Results of Operations in the Registration Statement.

                  Also, please note that as a result of the Staff's comment, the Company has undertaken to clarify its accounting policy on page F-10 to explain the fact that the Company views all changes in its reserves as current period reserve developments.

                  The Company has revised its disclosure to address the Staff's comments regarding the basis for the statements that the 5%-10% range is reasonably possible. Please see "Management's Discussion and Analysis of Financial Condition and Results of Operations - Critical Accounting Policies and Estimates - Reserves for Losses and Loss Adjustment Expenses."

         39. COMMENT: Since it appears that you may have revised your estimate of loss reserves recorded in prior years. Please include the following disclosures for such revisions for each line of business:

         o Identify the years and sector within your outstanding net par to which the change in estimate relates and disclose the amount of the related loss reserve as of the beginning of the year that was re-estimated. Discuss and quantify offsetting changes in estimates that increase and decrease the loss reserve.

         o Identify the changes in the key assumptions you made to estimate the reserve since the last reporting date.

         o Identify the nature and timing of the change in estimate, explicitly identifying and describing in reasonable specificity the new events that occurred or additional information acquired since the last reporting date that led to the change in estimate.

         o Ensure your disclosure clearly explains why recognition occurred in the periods that it did and why recognition was not required in earlier periods.

         o Disclose any trends such as, rating agency activity, regional economic changes and any other trends, necessary to understand the change in estimate. Please explain the rationale for a change in estimate that does not correlate with trends.

                  RESPONSE: The Company believes that it has addressed this comment in its responses to comments #32 through #38.

         40. COMMENT: You disclose that the Company estimates its assumed premium, losses and claim reserves based upon information received from ceding insurance companies ("cedants") and that a lag exists between premiums written and losses incurred and related cedant reporting to you. Please describe how the risks associated with this estimation of premium, losses and loss reserves affect your financial reporting. Quantify the historical and expected impact of variations from these estimates on your financial position and results of operations. Describe the key assumptions used to arrive at your best estimate and what specific factors led you to believe this amount is the most realistic. Also, tell us the following information.

         o The time lag from when this information is reported to the cedant to when this information is reported to you and whether, how and to what extent this time lag effects your estimates;

         o The amount of any backlog related to the processing of this information,

         o whether the backlog has been reserved for in the financial statements and, if applicable, when the backlog will be resolved;

         o What process management performs to determine the accuracy and completeness of the information received from cedants;

         o Whether management uses internally generated historical loss information to validate its existing reserves and/or as a means of noticing unusual trends in the information received from cedants; and

         o How management resolves disputes with cedants and how often disputes occur.

                  RESPONSE: The Company does not record estimates of assumed premiums and assumed loss reserves. The Company records assumed premiums and losses upon receipt of monthly statements from its cedants' reporting of such activity. Because the Company's cedants are not able to provide it with monthly statements for the last month in each fiscal quarter within a time sufficient to meet the Company's financial reporting deadlines, the Company reports assumed premiums and assumed loss activity on a one month lag. Because of the Company's surveillance department's ongoing communication with the Company's cedants, the Company should be made aware of any significant loss activity that could affect its reported numbers and would adjust the activity reported by the cedant on a lag basis to reflect such information to the extent the Company considers it appropriate to do so. However, the Company's historical assumed loss experience to date has been nominal and such an issue has, accordingly, not arisen in the Company's history. Please see "Management's Discussion and Analysis of Financial Condition and Results of Operations - Critical Accounting Policies and Estimates - Reserves for Losses and Loss Adjustment Expenses."

                  Set forth below is a response to each bullet point in the Staff's comment:

         o THE TIME LAG FROM WHEN THIS INFORMATION IS REPORTED TO THE CEDANT TO WHEN THIS INFORMATION IS REPORTED TO YOU AND WHETHER, HOW AND TO WHAT EXTENT THIS TIME LAG EFFECTS YOUR ESTIMATES;

                  The Company's cedants, as primary companies, provide insurance on a direct basis to their customers and they assess their need for reserves for losses and loss adjustment expense on an ongoing basis. Premiums and losses recorded by cedants are generally reported to us within 45 days after the end of the month in which the ceding company is obligated to report to the Company activity for the period under the reinsurance agreement.

         o THE AMOUNT OF ANY BACKLOG RELATED TO THE PROCESSING OF THIS INFORMATION;

                  Historically there has never been any backlog of unrecorded or processed information reported by the Company's cedants. Also, historically the cedants have always delivered monthly statements of activity under the Company's reinsurance arrangements on a consistent time schedule allowing the Company to adhere consistently, in all respects, with its policy of reporting assumed reinsurance activity on a one month lag.

         o WHETHER THE BACKLOG HAS BEEN RESERVED FOR IN THE FINANCIAL STATEMENTS AND, IF APPLICABLE, WHEN THE BACKLOG WILL BE RESOLVED;

                  As indicated above both currently and historically the Company has never had any backlog of unrecorded or processed information reported by its cedants.

         o WHAT PROCESS MANAGEMENT PERFORMS TO DETERMINE THE ACCURACY AND COMPLETENESS OF THE INFORMATION RECEIVED FROM CEDANTS;

                  The Company's reinsurance segment determines the accuracy and completeness of information received from cedants through routine audits of the cedant's accounting records and underwriting files in accordance with the reinsurance segment's cedant audit policy. In addition, not less frequently than quarterly, there is a reconciliation between actual premium received and management's expectation of premium to be received as determined from information obtained during the underwriting process.

         o WHETHER MANAGEMENT USES INTERNALLY GENERATED HISTORICAL LOSS INFORMATION TO VALIDATE ITS EXISTING RESERVES AND/OR AS A MEANS OF NOTICING UNUSUAL TRENDS IN THE INFORMATION RECEIVED FROM CEDANTS;

                  Management routinely reviews actual loss experience in order to identify whether any unusual trends are apparent. However, as the Company's actual loss experience has been limited to date, no such trends have been identified.

         o HOW MANAGEMENT RESOLVES DISPUTES WITH CEDANTS AND HOW OFTEN DISPUTES OCCUR.

                  There have been no material disputes with cedants since the inception of the Company's reinsurance business. Should a dispute occur, resolution of the dispute would be expected to take place through negotiation, failing which, the Company's reinsurance agreements generally outline an arbitration procedure.

PREMIUM REVENUE RECOGNITION, PAGE 43

         41. COMMENT: You disclose that installment premium is earned ratably over the installment period while up front premium is earned in proportion to the expiration of related risk, generally in proportion to the bond issue's amortization schedule. Please tell us whether your methods for recognizing installment and up front premiums are intended to achieve the same result. If this is not the case, please tell us why you recognize revenue differently under these two premium collection methods.

                  RESPONSE: The Company notes that its methods for recognizing installment premiums and up-front premiums, in fact, achieve the same result. Installment premium pricing is generally used in asset-backed securitizations, such as those backed by credit card receivables, mortgages, etc., as well as certain other structured financings. This pricing method was designed to reflect that the speed at which such a security amortizes is not determinable and may vary substantially depending upon the level of interest rates and resultant prepayment of the underlying assets supporting the obligation. Accordingly, premiums are charged periodically based on the amount of insured debt outstanding at such time. As a result, recognizing premiums ratably over the installment period is also consistent with recognizing such premiums in proportion to the expiration of the related risk as is the case with up-front premiums.

                  The Company has revised the disclosure in the Registration Statement to clarify the point raised by the Staff. Please see "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Critical Accounting Policies and Estimates -- Premium Revenue Recognition."

         42. COMMENT: We understand that you price on a "deal by deal' basis considering loss severity as estimated by S&P, required capital and a target return on equity for each deal and that you base case basis reserves on expected ultimate losses and unallocated loss reserves on an expected ultimate loss emergence pattern. Please describe the pattern of underwriting results that you expect to emerge under your pricing and reserving models. Explain the major factors causing actual underwriting results to vary from the assumptions implicit in these models for each year presented.

                  RESPONSE: The Company's pricing model provides one of several inputs into the ultimate pricing of a deal. Other matters considered when pricing a deal include the Company's perceptions of competitive behavior, the perceived value of the Company's guaranty to the issuer, the importance the Company places on a continuing relationship with the issuer, and other potential benefits from winning a particular transaction. The Company's pricing model is designed to provide information to help it price a deal. It has not been designed with the intent of modeling the pattern of underwriting results on specific deals or a portfolio of deals. The Company views its pricing model as providing an indicative measure of deal profitability, rather than a precise measure of deal profitability. The reason the Company views its pricing model as an indicative measure of deal profitability is because the model is based on a number of assumptions which are inherently uncertain and because some factors that affect underwriting results do not significantly impact pricing and, accordingly, are simplistically treated in the pricing model. For example, the pricing model makes a number of assumptions (i.e. certain costs are spread evenly over the life of the associated risk, rather than precisely attributed to specific years) to simplify the mechanics and administration of the model and it incorporates expected losses in a very simplified manner, which the Company feels is appropriate because credit losses for financial guarantors tend to be infrequent and are a less important driver of required returns than expenses, premium rates, and required capital. Accordingly, for such reasons management does not use the pricing model to assess the expected emergence of the Company's underwriting results.

                  The Company's unallocated and case basis reserves are established as discussed in "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Critical Accounting Policies and Estimates -- Reserves for Losses and Loss Adjustment Expenses." The Company's unallocated loss reserve model merely provides an estimate of the loss component of underwriting results.

                  The following discussion describes the pattern of underwriting results the Company expects to emerge in accordance with GAAP:

         o Premiums will be recognized in earnings over the expected risk expiry of the underlying insured risks which, on a portfolio of in-force business, reflects the composite expected par expiration of individual insured transactions. For upfront premiums on amortizing debt such premium revenue recognition will tend to be greater in the earlier periods of an upfront transaction when there is a higher amount of risk or principal outstanding. For upfront premiums on non-amortizing bullet maturity debt obligations, premium revenue recognition is recognized on a straight-line basis over the life of the underlying insured obligation. Installment premiums are recognized ratably over the installment period.

         o Losses will be incurred on a level basis each period equal to approximately 20% of earned premium based on the Company's current best estimate of ultimate expected losses.

         o Acquisition costs are amortized consistent with the expected recognition of associated premium revenue.

                  The major factors that would cause actual underwriting results to vary from the expected pattern of underwriting results include:

         o Refundings, which are not subject to estimation, and which upon occurrence cause an acceleration of premium recognition commensurate with the associated acceleration in the expiration of risk exposure,

         o Credit deterioration on specific deals to a level that would require the recognition of a case basis reserve, without a commensurate reduction in unallocated reserves,

         o Actual amortization of the Company's in-force book of business at either a faster or slower rate than expected (due to changes in level of interest rates resulting in changes in prepayment speeds of insured obligations, as well as refunding activity), which would cause both a corresponding change in premium revenue recognition, amortization of deferred acquisition costs, and the release of unallocated reserves, and

         o Risks expire without manifestation of losses equal to the Company's expected ultimate loss ratio.

                  In response to the Staff's comment, the Company has revised the disclosure. Please see "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Critical Accounting Policies and Estimates--Premium Revenue Recognition."

         43. COMMENT: Please describe the methods and key assumptions used for income recognition on reinsurance contracts.

                  RESPONSE: In response to the Staff's comment, the Company has amended the disclosure in the Registration Statement. Please see "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Critical Accounting Policies and Estimates--Premium Revenue Recognition."

LOSSES AND LOSS ADJUSTMENT EXPENSES, PAGE 52

         44. COMMENT: An objective of MD&A is to provide information about the quality and potential variability of a company's earnings and cash flow to facilitate investors' determination of the likelihood that past performance is indicative of future performance. This disclosure should discuss and quantify the factors underlying the captions in the combined statement of operations and the impact of known trends and uncertainties. Please expand your MD&A to more fully explain and quantify the factors underlying changes in income statement amounts for each period presented. Discuss and quantify the impact of prior year loss development and your reinsurance arrangements on net losses and loss adjustment expenses.

                  RESPONSE: In response to the above comment, the Company has revised the disclosure in the Registration Statement. Please see "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Critical Accounting Policies and Estimates--Reserves for Losses and Loss Adjustment Expenses."

         45. COMMENT: We note that you have commuted certain reinsurance contracts. Please discuss the facts and circumstance regarding the commutation of these reinsurance contracts and explain how you accounted for these transactions. Disclose the amount of gain or loss recorded in connection with these commutations for each period presented.

                  RESPONSE: In response to the Staff's comment, the Company has amended the disclosure in the Registration Statement. Please see "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Discussion of Combined and Segment Results of Operations for the Fiscal Years 2003, 2004 and 2005 -- Ceded Premiums."

         46. COMMENT: Your disclosure of three insured structured finance transactions on page 52 appears to be inconsistent with your disclosure in other sections of the filing that you have two insured structured finance transactions. Please revise your disclosures to eliminate all inconsistencies.

                  RESPONSE: The Company notes that case reserves at December 31, 2005 in our Financial Guaranty Insurance Segment related to two insured structured finance transactions, however, there was also a paid loss on another insured structured finance transaction during 2005 with no corresponding reserve at December 31, 2005.

                  Please see "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Critical Accounting Policies and Estimates -- Net Losses and Loss Adjustment Expenses."

LIQUIDITY AND CAPITAL RESOURCES, PAGE 54

         47. COMMENT: We note that XLCA and XLFA have undertaken, subject to limited exceptions, not to declare or grant dividends without the prior written consent of S&O, Moody's and Fitch. Please explain the exceptions and the conditions under with the agencies are likely to grant consent. Please discuss these undertakings in "Because we are a holding company and substantially all of our operations are conducted by our subsidiaries . . ." on page 22.

                  RESPONSE: In response to the Staff's comment, the Company has amended the disclosure in the Registration Statement. Please see "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources -- SCA" and "Risk Factors -- Risks Related to this Offering and Ownership of Our Common Shares -- Because we are a holding company and substantially all of our operations are conducted by our subsidiaries, our ability to meet any ongoing cash requirements, including any debt service payments or other expenses, and to pay dividends on our common shares in the future will depend on our ability to obtain cash dividends or other cash payments or obtain loans from our subsidiaries, which are regulated insurance companies that depend upon ratings from independent rating agencies. Our subsidiaries' ability to pay dividends, or make loans, to us is consequently limited by regulatory and rating agency constraints."

         48. COMMENT: Please provide a more prospective and robust discussion of known trends and uncertainties on your liquidity and the expected mix and cost of your capital resources. In particular, describe the expected cash outflows from operations and sources of capital relating to the $1.3 billion of closely monitored credits at December 31, 2005. Discuss your asset/liability management process and significant variations between the maturity of your investments and expected claim payments. Discuss the impact of selling securities before anticipated or the use of credit facilities to pay for policy liabilities will have on your future liquidity and results of operations.

                  RESPONSE: In response to the Staff's comment requesting that it disclose the mix of its capital resources, the Company has amended the disclosure in the Registration Statement. The Company notes that the only cost incurred in connection with these components of its capital resources pertains to XLFA's soft capital facility, which is discussed in a separate section of Liquidity and Capital Resources. The Company also has amended the disclosure to disclose the cost incurred for such facility for the years ended December 31, 2005 and 2004 and the three months ended March 31, 2006. Please see "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources--Capital Resources."

                  Regarding the Staff's comment requesting the Company to discuss its asset/liability management process and significant variations between the maturity of its investments and expected claim payments - the nature of the financial guaranty insurance business does not lend itself to asset liability management that it would find in a life insurance enterprise where mortality and claim frequency and severity has a high degree of predictability or in a property and casualty enterprise of sufficient scale whereby cash outflows for policy liabilities can be predicted with a reasonable amount certainty provided normalized past history remains indicative of future policy liability outflows. In contrast, financial guaranty insurance industry loss experience, has historically been very low relative to other insurance lines of business and, accordingly, the industry's ability to estimate the timing of future loss emergence, including frequency, severity is limited. The industry (including the Company), therefore, has focused its liquidity management on the provision of sufficient resources to fund the payments associated with known case reserves, as well as on satisfying rating agency requirements with respect to claims paying resources. Please see "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Critical Accounting Policies and Estimates -- Valuation of Investments."

                  Regarding the Staff's comment requesting the Company to discuss the impact of selling securities before anticipated or the use of credit facilities to pay for policy liabilities on its future liquidity and results of operations, the Company notes that in the ordinary course of its business, it is not expected that its results of operations would be materially affected by how it funds claim payments because its reserves for losses and loss adjustment expenses are discounted to reflect the time value of money. Funding of a claim payment through the sale of investments will, however, result in lower investment income, and perhaps realized gains or losses, whereas, funding of a claim payment through the use of a liquidity facility will result in interest expense until such time as such funding is repaid.

                  The Company does not believe a discussion of the impact to its results of various funding options available to it to satisfy claim payments is meaningful to investors.

OFF-BALANCE SHEET ARRANGEMENTS, PAGE 58

         49. COMMENT: You describe significant business arrangements with XL Capital and its affiliates that will continue after the planned offering. Please expand your disclosure to provide information required by Item 303 of Regulation S-K that is not included in MD&A or the notes to your combined financial statements as follows:

         o Discuss the importance of your off balance sheet arrangements to the Company's future liquidity, capital resources, market-risk and credit-risk support or other benefits.

         o Discuss the nature and amounts of obligations or liabilities including contingent obligations or liabilities arising from such arrangements that are or are reasonably likely to become material and the triggering events or circumstances that could cause them to arise.

         o Discuss any known event, demand, commitment, trend or uncertainty that will result or is reasonably likely to result in the termination or material reduction in availability of your off-balance sheet arrangements and the course of action that you would propose to take in response to such circumstances.

                  RESPONSE: The only off balance sheet arrangement currently contemplated to continue after the planned offering is the Asset Trust Expense Reimbursement Agreement between XLFA and Twin Reefs Asset Trust. Please see Note 6 to the Combined Financial Statements in the Registration Statement.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK, PAGE 58

         50. COMMENT: We note from page 81 that some of your policies are denominated in foreign currencies. Please address foreign currency exchange rate risk in this section.

                  RESPONSE: In response to the Staff's comment, the Company has revised the disclosure in the Registration Statement. Please see "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Quantitative and Qualitative Disclosures About Market Risk -- Foreign Currency Fluctuations."

BUSINESS

CONTINUE TO GROW SHARE OF THE PUBLIC FINANCE MARKET, PAGE 69

         51. COMMENT: Please cite a third-party source for your statement that you are "a leading financial guaranty insurance provider to the public finance sector based on par written." Provide us with a photocopy of your source.

                  RESPONSE: The Company notes that among the third party sources for this statement are articles in THE BOND BUYER. A photocopy of these sources is attached hereto as Exhibit B.

FINANCIAL GUARANTY PORTFOLIO, PAGE 73

         52. COMMENT: Please explain the S&P ratings presented on pages 75, 77, 79, 80 and 89.

                  RESPONSE: In response to the above comment, the Company has revised the disclosure in the Registration Statement. Please see "Business -- Financial Guaranty Portfolio."

MANAGEMENT

         53. COMMENT: We note from "Board of Directors" on page 101 that you will have nine directors. Your filing currently identifies only two directors, Mr. Esposito and Mr. Giordano. Please include the information required by Item 401 of Regulation S-K regarding the other seven directors when they are identified. Also, if they are not yet directors at the time of effectiveness and if they do not sign the registration statement, please include the consents required by Rule 438 of Regulation C.

                  RESPONSE: The Company notes the Staff's comment and indicates that the information will be provided in a forthcoming amendment to the Registration Statement.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS, PAGE 110

         54. COMMENT: Please file as exhibits the agreements discussed in this section that will remain at least partially in-force after the offering. This would appear to include the Retrocession Agreement, XLI Guaranty of the XLCA/XLFA Reinsurance Agreement, Guaranty of XLCA Obligations by XLI, Guaranty of XLI Obligations by XLFA, XLI Guaranty of the FSA Master Facultative Agreement, all of the agreements underlying the transactions discussed in "Ongoing Relationship" on pages 113-115, all of the agreements discussed in "Ongoing Reinsurance Transactions" on pages 116-117, and "Relationship with Financial Security Assurance Holdings Ltd." on pages 117-119.

                  RESPONSE: The Company notes the Staff's comment. To the extent such agreements are not filed as exhibits to the Registration Statement, the Company expects to file them with Amendment No. 2, and in any event prior to requesting acceleration of effectiveness of the Registration Statement.

         55. COMMENT: Please state the consideration involved in each of the following transactions:

         o      "XLI Guaranty of the XLCA/XLFA Reinsurance Agreement" on page
                112;

         o      "Guaranty of XLCA Obligations to XLI" on page 112;

         o      "Guaranty of XLI Obligations by XLFA" on page 112;

         o "XLI Guaranty of the FSA Master Facultative Agreement" on pages 112-113;

         o      "Master Services Agreements" on page 115;

         o      Subleases discussed in "Real Estate" on page 115;

         o      Service agreement discussed in "Real Estate" on page 115;

         o      "FAS Master Facultative Agreement" on pages 117-118;

         o      "Project Finance Layered Loss Treaty" on page 118;

         o      "Automatic Facultative Reinsurance Facility Agreement" on page
                118; and

         o "Financial Security Assurance International Ltd. Retrocession Agreement" on page 119.

                  RESPONSE: The Company advises that no additional or incremental consideration was paid to XLI with respect to its provision of guarantees for the obligations of its then wholly-owned subsidiaries with respect to: the XLCA/XLFA Reinsurance Agreement; its guarantee of certain XLCA obligations; its guarantee of certain XLFA obligations; and its guarantee of the FSA Master Facultative Agreement; all as described in "Certain Relationships and Related Party Transactions." In response to the remainder of the above listed agreements, the Company has revised the disclosure. Please see "Certain Relationships and Related Party Transactions."

RELATIONSHIP WITH XL CAPITAL AND ITS AFFILIATES, PAGE 110

         56. COMMENT: You describe "formation transactions" that will occur concurrently with the offering, including a transition agreement with XL Capital and master services agreements with XL Global, certain agreements and reinsurance arrangements that will terminate upon consummation of the offering and two reinsurance arrangements with FSA that were effective on January 1, 2006. You also state that once you leave the XL Capital consolidated US tax group effective upon consummation of the offering, you must reevaluate the realization of your deferred tax assets. Please provide pro forma financial information that gives effect to the impact of all such transactions as required by Article 11 of Regulation S-X or explain to us why this information is not required and how your existing disclosure provides investors with sufficient information about the continuing impact of these planned transactions. Also, refer to SAB Topic 1:B.2.

                  RESPONSE: In response to the above comment, the Company has revised the disclosure in the Registration Statement. Please see "Pro Forma Financial Information" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Transactions Coincident with the Formation of SCA and the Offering." Certain of the information in the Pro Forma Financial Information will be completed in the amendment that includes the price range.

CERTAIN TAX CONSIDERATIONS, PAGE 132

         57. COMMENT: Please add to the italicized introductory paragraph a statement that this section includes all material tax information.

                  RESPONSE: In response to the above comment, the Company has revised the disclosure in the Registration Statement. Please see "Certain Tax Considerations."

         58. COMMENT: We note the statement at the end of the second paragraph that the tax discussion does not represent the opinions of counsel. However, these tax consequences are material to investors. Please provide an opinion of counsel regarding the issues addressed in this discussion on pages 132-142. In instances where doubt exists because of a lack of authority or conflicting authority, counsel may use the word "should" to make it clear that the opinion is subject to a degree of uncertainty. In these cases, counsel should explain why it cannot give a "will" opinion, describe the degree of uncertainty and/or other appropriate disclosure setting forth the risks to investors.

                  RESPONSE: In response to the above comment, the Company has revised the disclosure in the Registration Statement. Please see "Certain Tax Considerations."

         59. COMMENT: We note your statement that Dill & Pearman and Cahill Gordon & Reindel believe that these discussions are a fair and accurate summary of the relevant income tax considerations. They must provide an opinion as to the tax consequences, not the manner in which they are described in the prospectus. Please revise accordingly.

                  RESPONSE: In response to the above comment, the Company has revised the disclosure in the Registration Statement. Please see "Certain Tax Considerations."

         60. COMMENT: Please state you "urge" prospective investors to consult their own tax advisers rather than saying they "should" do so.

                  RESPONSE: In response to the above comment, the Company has revised the disclosure in the Registration Statement. Please see "Certain Tax Considerations."

         61. COMMENT: Please file as an exhibit the assurance from the Minister of Finance mentioned in "Bermuda" on page 132.

                  RESPONSE: Such assurance has been filed as Exhibit 99.1 to the Registration Statement.

COMBINED FINANCIAL STATEMENTS, PAGE F-2

COMBINED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME, PAGE F-4

         62. COMMENT: Please revise to include earnings per share disclosures as required by SFAS 128 or disclose and explain to us why earnings per share disclosures are not included in the financial statements.

                  RESPONSE: The Company notes the Staff's comment and indicates that the information will be provided in a forthcoming amendment to the Registration Statement , and in any event prior to requesting acceleration of effectiveness of the Registration Statement.

NOTE 1- ORGANIZATION AND BUSINESS, PAGE F-7

         63. COMMENT: Please expand your disclosures to clarify why financial statements of the registrant, Security Capital Assurance Ltd, are omitted from the filing. Please include a statement, if true, that SCA has not commenced operations and has no (or nominal) assets or liabilities.

                  RESPONSE: In response to the above comment, the Company has revised the disclosure in the Registration Statement. Please see Note 1 to the Combined Financial Statements.

NOTE 7 - RELATED PARTY TRANSACTIONS, PAGE F-21

         64. COMMENT: You have disclosed a number of related party transactions here and in Note 10 and MD&A, which appear to have materially affected your financial statements. Rule 4-08
                  (k) of Regulation S-X requires that all amounts arising from related party transactions be presented in separate captions on the face of your financial statements. Please revise your combined financial statements to include this information.

                  RESPONSE: The Company believes that a literal application of Rule 4-08(k) would result in a cluttered reporting presentation that, in the Company's opinion, is less useful to users of the financial statements. Accordingly, while 4-08(k) indicates related party transactions should be disclosed on the face of the financial statements, the Company believes footnote disclosure is preferable and would respectfully request that the Staff reconsider its request.

NOTE 12 - LIABILITY FOR LOSSES AND LOSS ADJUSTMENT EXPENSES, PAGE F-29

         65. COMMENT: Please explain the relationship between your case basis reserves and unallocated reserves and clarify why there were no transfers of unallocated reserves to case basis reserves for each of the three years ended December 31, 2005.

                  RESPONSE: In response to the above comment, the Company has revised the disclosure in the Registration Statement. Please see Note 12 to the Combined Financial Statements.

         66. COMMENT: Please revise your disclosures to provide a schedule of activity in the liability account for three years as required by paragraph 11 of SOP 94-5.

                  RESPONSE: In response to the above comment, the Company has revised the disclosure in the Registration Statement. Please see Note 12 to the Combined Financial Statements.

NOTE 13 - INCOME TAXES, PAGE F-32

         67. COMMENT: Please expand your disclosures to clarify why the weighted average expected tax provision calculation results in an expected tax benefit or minimal taxes for each year presented. Disclose the components of income (loss) before income tax expense (benefit) as either domestic or foreign as required by Rule 4-08(h) (1) of Regulation S-X. Expand your MD&A results of operations disclosure to discuss the material changes in income taxes (benefit) each year.

                  RESPONSE: In response to the above comment, the Company has revised the disclosure in the Registration Statement to the extent appropriate. Disclosure of the components of income
                  (loss) before income tax expense (benefit) as either domestic or foreign is not warranted due to the insignificance of amounts related to foreign jurisdictions. The Company generates income (loss) before income taxes in three jurisdictions, Bermuda, the United States and the United Kingdom. Bermuda has no income tax and the United States taxes are disclosed in the Company's combined financial statements. Further, the income (loss) attributable to the United Kingdom is substantially less than five percent of the total of income before taxes. Please see Note 13 to the Combined Financial Statements.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES, PAGE II-3

         68. COMMENT: We note most of your exhibits are not yet filed. Please be aware that when you file them, we will need time to review them, and we may have comments on them. All comments will need to be resolved prior to effectiveness.

                  RESPONSE: The Company notes the Staff's comment with respect to the Exhibits, has filed certain of the exhibits with this filing and intends to file an amendment later this week which would contain only exhibits. The Company would like to point out that it has reviewed the requirements for filing financial statement schedules and has concluded that based on such requirements it is not required to file any such schedules.

                                      * * *

                  On July 3, 2002 the Company's subsidiary XLCA received a no action letter response from the Office of Chief Counsel, Division of Corporation Finance, to the effect that "the Division will not raise any objection if, under the Commission's incorporation by reference regulations... [XLCA's] financial statements filed as exhibits to its parent's Securities Exchange Act reports are incorporated by reference into another issuers registration statement on Form S-3."

                  As a result of the IPO and related transactions contemplated by the Registration Statement, the Company will become XLCA's parent. The Company advises the Staff that, upon completion of the IPO, XLCA's financial statements will be filed as exhibits to the Company's Exchange Act filings, and not as exhibits to XL Capital's Exchange Act filings.

                                      * * *

                  By copy of this letter we are providing courtesy copies of this letter and Amendment No. 1 to the following members of the Staff: Frank Wyman, Joseph Roesler and Greg Belliston.

                  Comments or questions regarding any matters with respect to Amendment No. 1 may be directed to Michael A. Becker at (212) 701-3412.

                                          Very truly yours,

                                          /s/ Michael A. Becker

                                          Michael A. Becker

Enclosures

cc:    Frank Wyman
       Joseph Roesler
       Greg Belliston
              Securities and Exchange Commission

       Paul S. Giordano
       Arnold Brousell
              Security Capital Assurance Ltd

       Lee A. Meyerson
              Simpson Thacher & Bartlett LLP

       Brian Hannan
       Andy Pinto
              PricewaterhouseCoopers LLP

VIA EDGAR TRANSMISSION AND BY HAND

Mr. Jeffrey Riedler
Division of Corporation Finance
Mail Stop 6010
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC  20549-0405

Exhibit A

We respectfully note that in the last sentence of comment number 18 you appear to imply that XL Capital Ltd ("XL Capital") will retain a "controlling interest" in the Company following the initial public offering. Just to clarify and as disclosed on pages 17 and 114 of the S-1, although after this offering XL Capital will beneficially own approximately 60 to 65% of the Company's outstanding common shares, the restrictions set out in the documents governing XL Capital shareholder rights include significant restrictions to XL Capital's ability to exercise control.

According to the Bye-laws of the Company, the votes conferred by the common shares owned by XL Capital may not exceed 47.5% of the aggregate voting power of all common shares entitled to vote with the single exception of the election of directors where XL Capital's voting power is 50.1%. It is relevant that while XL Capital has these rights on votes for the election of directors it does not have them for votes on the nomination of directors; with respect to the nomination of directors, XL Capital may only nominate one less than a majority. The remainder will be nominated by a nominating and governance committee that will be comprised solely of independent directors. See page 103 of the initial filing of the Registration Statement. In addition, and as set forth on page 114 of the initial filing of the Registration Statement, XL Capital has agreed to vote its shares in the Company so that at the date of the IPO a majority of the Company's Board is independent (under NYSE rules) and neither a director nor officer of XL Capital or any of its subsidiaries. As a result, XL Capital will not have the voting power to nominate a majority of the board of the Company. Thus XL Capital considers that from day 1 forward XL Capital will not be able to control the Company in the manner that justifies consolidation, for financial reporting purposes, and that consolidation accounting for its investment in the Company would be inappropriate. However, XL Capital will exercise significant influence over the Company and believes that equity accounting is the appropriate way to account for its investment in the Company. This intention is disclosed on Page 17 of the initial filing of the Registration Statement.

We have reviewed this conclusion with our auditors, PricewaterhouseCoopers LLP, who concurs with this position.

XL Capital wishes to ensure that the SEC concurs with this position and that this treatment is not subject to challenge in its filings after the IPO date.

                                          XL CAPITAL LTD

Exhibit B